EXHIBIT 99.1







                              PUBLICIS GROUPE S.A.





-------------------------------------------------------------------------------

                           CONSOLIDATED INTERIM REPORT

                  (FOR THE SIX MONTHS ENDING JUNE 30, 2001)

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                              PUBLICIS GROUPE S.A.
-------------------------------------------------------------------------------



       A French Societe Anonyme with fully-paid capital of EUR 55,764,852
                Registered office: 133, avenue des Champs Elysees
                              75008 Paris - France
                    Financial year: January 1 to December 31
                        542 080 601 RCS Paris - APE 741J

I   - CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDING JUNE 30, 2001
    - KEY DATA IN EUROS AND FRANCS



                             ------------------------------------------|-----------------------------------------
                                  IN MILLIONS OF EUROS                 |         IN MILLIONS OF FRANCS
                             ------------------------------------------|-----------------------------------------
                                SIX            SIX          YEAR           SIX           SIX           YEAR
                                MONTHS         MONTHS       ENDED          MONTHS        MONTHS        ENDED
                                ENDED          ENDED        DECEMBER       ENDED         ENDED         DECEMBER
                                JUNE 30,       JUNE 30,     31, 2000       JUNE 30,      JUNE 30,      31, 2000
                                2001           2000                        2001          2000
                             ------------------------------------------------------------------------------------

Billings                        7538           4568         11806          49446         29964         77442

Revenues                        1148            687          1770           7530          4506         11610

EBITDA (operating income         190            127           334           1246           833          2191
before depreciation and
amortization)

EBITDA / Revenues                17%            18%           19%            17%           18%           19%

EBIT (operating income)          149            105           275            977           689          1804

% EBIT / Revenues                13%            15%           16%            13%           15%           16%

Group share of net income
after tax and before
goodwill amortization and
exceptional items                  8             56            151           577           367           990

Total net income                  65             68            159           426           446          1043

Group share of net income         54             52            128           354           341           840

Cash flow from operations        126             89            236           827           584          1548
-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
Tangible and intangible         1433            894           1303          9793          5864          8547
assets

Shareholders' equity             448            440            376          2939          2886          2466

Total assets                    4496           2863           4130         29492         18780         27091
-----------------------------------------------------------------------------------------------------------------

                             ------------------------------------------------------------------------------------
PER SHARE DATA (1)                      IN EUROS                                 IN FRANCS
-----------------------------------------------------------------------------------------------------------------

Dividends per share                                           0.20                                      1.31

Net earnings per share           0.39          0.55           1.17          2.56          3.61          7.67
Net earnings per share
after tax and before
goodwill amortization and
exceptional items                0.63          0.59           1.39          4.13          3.87          9.12

Net earnings per share -         0.38          0.55           1.15          2.49          3.61          7.54
fully diluted
Net earnings per share
after tax and before
goodwill amortization and        0.63          0.59           1.36          4.13          3.87          8.92
exceptional  items - fully
diluted
-----------------------------------------------------------------------------------------------------------------



(1) for the purposes of calculating earnings per share, the total number of shares includes shares allocated to employees via stock option plans, which are currently held as treasury stock.

II - CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDING JUNE 30, 2001
--------------------------------------------------------------------------------
in millions of euros                   Note   SIX MONTHS  SIX MONTHS  YEAR ENDED
                                              ENDED JUNE  ENDED JUNE   DECEMBER
                                                 30,          30,         31,
                                                 2001        2000        2000
--------------------------------------------------------------------------------

Billings                                        7 538        4 568      11 806

--------------------------------------------------------------------------------

REVENUES                                        1 148         687        1 770
--------------------------------------------------------------------------------

Salaries and related expenses                   (680)        (384)       (984)

Office and general expenses                     (287)        (182)       (470)
                                             -----------------------------------

Total operating expenses                        (967)        (566)      (1 454)

Other operating income                            9            6          18

--------------------------------------------------------------------------------

OPERATING INCOME BEFORE DEPRECIATION             190          127         334
AND AMORTIZATION
--------------------------------------------------------------------------------

Depreciation and amortization expense            (41)        (22)        (59)
--------------------------------------------------------------------------------

OPERATING INCOME                                 149          105         275
--------------------------------------------------------------------------------

INTEREST AND DIVIDEND EXPENSE, NET               (16)         (3)        (11)
--------------------------------------------------------------------------------

INCOME OF CONSOLIDATED COMPANIES                 133          102         264
BEFORE TAXES, EXCEPTIONAL ITEMS AND
AMORTIZATION OF GOODWILL
--------------------------------------------------------------------------------

Income taxes                                     (40)        (36)        (92)

--------------------------------------------------------------------------------

NET INCOME OF CONSOLIDATED COMPANIES              93          66          172
BEFORE EXCEPTIONAL ITEMS AND
AMORTIZATION OF GOODWILL
--------------------------------------------------------------------------------

Equity in net income of affiliates                6            1           5
--------------------------------------------------------------------------------

NET INCOME BEFORE EXCEPTIONAL ITEMS
AND AMORTIZATION OF GOODWILL
                                                  99          67          177

--------------------------------------------------------------------------------

Of which group interests                          88          56          151
--------------------------------------------------------------------------------

Amortization of goodwill                         (20)        (13)        (33)

--------------------------------------------------------------------------------
NET INCOME BEFORE MINORITY INTERESTS
AND                                               79          54          144
  EXCEPTIONAL ITEMS
--------------------------------------------------------------------------------

Minority interests                               (11)        (11)        (26)
--------------------------------------------------------------------------------

GROUP NET INCOME BEFORE EXCEPTIONAL               68          43          118
ITEMS
--------------------------------------------------------------------------------

Exceptional items, net of tax           4.2      (14)         14          15

Of which group interests                         (14)          9          10
--------------------------------------------------------------------------------

NET INCOME BEFORE MINORITY INTERESTS              65          68          159
--------------------------------------------------------------------------------

GROUP NET INCOME                                  54          52          128
--------------------------------------------------------------------------------

III - CONSOLIDATED BALANCE SHEET AT JUNE 30, 2001


-----------------------------------------------------------------------
        in millions of euros           Note    JUNE 30,     DECEMBER
                                                 2001       31, 2000
-----------------------------------------------------------------------

Goodwill, net                                         976          861
Intangible assets, net                                 26           22
Property and equipment, net                           351          331
Investments and other financial                        73           82
assets, net
Investments accounted for by the                        7            7
equity method

TANGIBLE AND INTANGIBLE ASSETS, NET                 1 433        1 303

Inventory and costs billable to                       239          129
clients
Accounts receivable                                 1 652        1 770
Other receivables                                     582          399
Marketable securities                  4.3            194          100
Cash and cash equivalents                             396          429

CURRENT ASSETS                                      3 063        2 827

TOTAL ASSETS                                        4 496        4 130

-----------------------------------------------------------------------


-----------------------------------------------------------------------
        in millions of euros           Note    JUNE 30,     DECEMBER
                                                 2001       31, 2000
-----------------------------------------------------------------------

Capital stock                                          56           53
Additional paid-in capital and                        315          246
retained earnings

SHAREHOLDERS' EQUITY                                  371          299

MINORITY INTERESTS                                     77           77

PROVISIONS FOR CONTINGENCIES AND                      186          169
CHARGES

Bank borrowings and overdrafts         4.4          1 131          901
Accounts payable                                    1 541        1 590
Accrued expenses and other                          1 190        1 094
liabilities


BANK BORROWINGS AND CURRENT                         3 862        3 585
LIABILITIES

TOTAL LIABILITIES AND SHAREHOLDERS'                 4 496        4 130
EQUITY

-----------------------------------------------------------------------


-----------------------------------------------------------------------
NET FINANCIAL DEBT (cash and                          541          372
marketable
   securities less bank borrowings
and overdrafts)
-----------------------------------------------------------------------

IV   - CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY BETWEEN
       JANUARY 1, 2000 AND JUNE 30, 2001


---------------------------------------------------------------------------------------------
    NUMBER             in millions of euros              CAPITAL   ADDITIONAL      TOTAL
 OF SHARES                                               STOCK     PAID-IN      SHAREHOLDERS'
                                                                   CAPITAL        EQUITY
                                                                   AND
                                                                   RETAINED
                                                                  EARNINGS
---------------------------------------------------------------------------------------------

94 259 960   DECEMBER 31, 1999 BEFORE IMPACT OF            36        380         416
             TREASURY STOCK

    70 710   Capital increase Publicis Groupe S.A.          -         -           -

             Dividends paid by Publicis Groupe S.A.         -        (15)       (15)

43 889 149   Impact of S&S acquisition - pooling of        17       (215)       (198)
             interests

             Application of regulation 99-02                -         8           8

             Translation adjustment                         -        (6)         (6)

             Consolidated net income, Group interest        -        128         128

138 219 819  DECEMBER 31, 2000 BEFORE IMPACT OF            53        280         333
             TREASURY STOCK

 (871 309)   Treasury stock at December 31, 2000            -        (34)       (34)

137 348 510  DECEMBER 31, 2000 AFTER IMPACT OF             53        246         299
         0   TREASURY STOCK

 1 192 310   Publicis Groupe S.A. capital increase and      3         3           6
             conversion of capital stock into euros

             Dividends paid by Publicis Groupe S.A.         -        (28)       (28)

             Additional impact of S&S acquisition -         -        (9)         (9)
             pooling of interests

   871 309   Change in attribution of treasury stock        -         34         34
            (1)

             Translation adjustment                         -         15         15

             Consolidated net income for six months         -         54         54
             ended June 30, 2001, Group interest

139 412 129  JUNE 30, 2001                                 56        315         371
-----------                                            -------------------------------------



(1) Following a decision to allocate treasury stock held in the portfolio exclusively to employees, the shares that previously reduced shareholders' equity are now recorded in marketable securities.

V - CONSOLIDATED STATEMENTS OF CASH FLOWS

in millions of euros                                     SIX MONTHS
                                                           ENDED      YEAR ENDED
                                                          JUNE 30,     DECEMBER
                                                           2001         31, 2000
                                                         ----------    ---------
I-  CASH FLOWS FROM OPERATING ACTIVITIES
----------------------------------------

Net income                                                     65         159
Gain on sales of fixed assets (before tax)                      -         (24)
Depreciation and amortization                                  61          93
                                                         -----------------------
                                                              126         228

Equity in net income of non-consolidated companies             (6)         (5)
Dividends received by affiliates accounted for by the           1           1
equity method
Change in working capital requirements                       (192)        (19)
                                                         -----------------------
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES           (71)        205

II- CASH FLOWS FROM INVESTING ACTIVITIES
----------------------------------------
Purchases of property and equipment and intangible assets     (60)       (106)
Sales of property and equipment                                12           4
Purchases of investments and other financial assets, net        6         (13)
Acquisitions of businesses, net of cash acquired              (47)       (565)
Disposal of businesses                                          -          24
                                                         -----------------------
NET CASH USED IN INVESTING ACTIVITIES                         (89)       (656)

III- CASH FLOWS FROM FINANCING ACTIVITIES
-----------------------------------------
Dividends paid to shareholders of Publicis Groupe S.A.        (28)        (15)
Dividends paid to minority shareholders of subsidiaries       (14)        (14)
Capital increase                                                6           5
Change in borrowings                                          182         630
Share repurchases                                               -         (34)
Change in the allocation of treasury stock                     34           -
                                                         -----------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                     180         572

IV- IMPACT OF EXCHANGE RATE FLUCTUATIONS                        8           5
----------------------------------------

--------------------------------------------------------------------------------
  NET CHANGE IN CONSOLIDATED CASH FLOWS
  (I + II + III + IV)                                          28         126
--------------------------------------------------------------------------------

Cash and cash equivalents (including marketable
securities less bank overdrafts)                              263         137
at beginning of the period

Cash and cash equivalents (including marketable
securities less bank overdrafts)                              291         263
at end of the period
                                                         -----------------------
Net change in cash and cash equivalents (including             28         126
marketable securities less bank overdrafts)

--------------------------------------------------------------------------------
For information:                  closing balance         6/30/2001   12/31/2000
                                                          ---------   ----------
Cash, cash equivalents and marketable securities              590         529
- Overdrafts and credit facilities                           -299        -266
                                                         -----------------------
Net cash and cash equivalents                                 291         263
--------------------------------------------------------------------------------

VI - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1- Summary of significant accounting policies
---------------------------------------------

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in France, notably rule 99-02 issued by the accounting rules and regulation committee ("CRC") approved on June 22, 1999 and effective January 1, 2000 which introduced new rules governing the preparation of consolidated financial statements, in addition to the national accounting committee's ("CNC") new recommendation of March 1999 with regard to interim financial statements which was already effective when the consolidated financial statements as of June 30, 1999 were prepared.

2- Changes in the consolidation scope during the first half-year 2001
----------------------------------------------------------------------

The principal change in the consolidation scope for the six months ended June 30, 2001 as compared with the six months ended June 30, 2000 relates to the acquisition of Saatchi & Saatchi in September 2000 which was included in Publicis' accounts beginning September 1, 2000 and therefore appears in the 2000 financial statements for the last four months of the year.

For informational purposes, the estimated impact of Saatchi & Saatchi on the financial statements for the six months ended June 30, 2000 would have been as follows:

                                            -----------------
(in millions of  euros)                        PRO FORMA
                                              CONSOLIDATED
                                            INFORMATION FOR
                                                  THE
                                               SIX MONTHS
                                             ENDED JUNE 30,
                                                  2000
-------------------------------------------------------------

Billings                                          6 849

Revenues                                          1 029

Operating income before amortization and            169
depreciation

Operating income                                    137

Group share of net income after tax and              80
before goodwill amortization and
exceptional items

Total net income                                     93

Group share of net income                            76
-------------------------------------------------------------


Additional smaller-scale agency acquisitions were added to the consolidation scope, such as Nelson Group (consolidated as from November 1, 2000) and Triangle Group, acquired at the beginning of 2001, Fisch.Meier.Direkt, Sanchez & Levitan, Carre Noir and Ecocom. Taken together, these acquisitions represent 8% of Publicis Group revenues and 10% of consolidated net income for the six months ended June 30, 2001.

3- Subsequent events
--------------------

An agreement with Cordiant Communications Group plc was announced in July 2001 and finalized at the end of September 2001. This agreement was entered into with the aim of creating the third largest media-buying group in the world by combining the networks of Optimedia and Zenith Media, both of which are wholly-controlled subsidiaries. The new company, based in the United Kingdom, is 75%-owned by Publicis and 25%-owned by Cordiant.

The effects of this transaction will be reflected in the consolidated financial statements beginning October 1, 2001.

4- Balance sheet and the income statement information
------------------------------------------------------

>>    4.1 - Impact of changes in the consolidation scope
The strong increase in the income statement accounts between the first half-years of 2000 and 2001 is mainly attributable to the external growth transactions described in ss. 2 above, and particularly to the acquisition of Saatchi & Saatchi.

These changes in the consolidation do not have a significant effect on the balance sheet given that Saatchi & Saatchi was already included in the December 31, 2000 figures.

The 115 million euro increase in goodwill in the first half-year 2001 is primarily due to the impact of the dollar-euro exchange rate variation (which appreciated by 10%) applied to goodwill recorded on U.S. acquisitions (which represent 75% of total goodwill).

Excluding the effect of exchange rate fluctuations, the remaining variation of 50 million euros relates to goodwill on acquisitions made during the first half-year, together with a marginal impact from additional consideration tendered in respect of recent acquisitions.


>>    4.2 - Exceptional items, net of tax

Exceptional items recorded during the six months ended June 30, 2001 can be broken down as follows:

(in millions of  euros)
--------------------------------------------------------

Cost of organizational structure                 8
adjustments

Interactive activities:

  - discontinued activity                       5.3

  - non-recurring operating losses              7.6
                                            ------------

Total before tax                               20.9

Tax effect                                     (6.7)
                                            ------------

NET TOTAL                                      14.2
--------------------------------------------------------


Exceptional items for the six months ended June 30, 2000 related to the gain on disposal, net of tax, of a non-consolidated affiliate.


>>    4.3 - Marketable securities

As indicated in the table presenting the changes in shareholders' equity, at June 30, 2001 treasury stock was recorded within marketable securities. This account therefore includes 116 million euros relating to the 3,572,755 treasury shares held in the portfolio as of June 30, 2001. At December 31, 2000, these shares were deducted from shareholders' equity, which was thereby reduced by 34 million euros, relating to 871,309 treasury shares (after taking into consideration all of the shares that were tendered as consideration for the Nelson acquisition transaction).

During the first half-year 2001, 2,800,086 Publicis Groupe S.A. treasury shares were acquired for an average price of 35.1 euros.

>>    4.4 - Bank borrowings and overdrafts

--------------------------------------------------------------------
           in millions of euros              JUNE 30,    DECEMBER
                                               2001      31, 2000
--------------------------------------------------------------------
Loans (1)                                        827         630
Obligations under capital leases                   5           5
Bank overdrafts                                  299         266
                                            ------------------------
TOTAL                                          1,131         901
--------------------------------------------------------------------

(1) including loans in US dollars of:            496         360


5- Segment information
----------------------

>>    Information by geographic region

------------------------------------------------------------------------------
in millions of euros           FRANCE   REST OF   NORTH     REST OF    TOTAL
                                         EUROPE   AMERICA   WORLD
                              ------------------------------------------------
JUNE 30, 2001
Billings                          914      1954     3681       989     7538
Revenues                          192       316      503       137     1148
Operating income                   40        46       56         7      149
Net income after tax, Group        17        30       39         2       88
interest*
Goodwill, property and            115       194      903       141     1353
equipment and intangible
assets, net

JUNE 30, 2000
Billings                          821      1424     1782       541     4568
Revenues                          162       214      239        72      687
Operating income                   33        39       25         8      105
Net income after tax, Group        18        19       15         4       56
interest*

DECEMBER 31, 2000
Billings                         1730      3551     5043      1482    11806
Revenues                          342       536      688       204     1770
Operating income                   72        97       83        23      275
Net income after tax, Group        38        58       46         9      151
interest*
Goodwill, property, plant          85       172      818       139     1214
and equipment and intangible
assets, net

------------------------------------------------------------------------------
* before amortization of goodwill and exceptional items

>>    Information by business division

---------------------------------------------------------------------
in millions of euros          COMMUNICATION     OTHER          TOTAL
                                              DIVISIONS
                              ---------------------------------------
JUNE 30, 2001
Billings                              7 215      323            7 538
Goodwill, property, plant
and equipment and intangible          1 304       49            1 353
assets, net

JUNE 30, 2000
Billings                              4 284      284            4 568

YEAR 2000
Billings                             11 216      590           11 806
Goodwill, property, plant
and equipment and intangible          1 173       41            1 214
assets, net
---------------------------------------------------------------------


6- General information
----------------------
>>    Group headcount

From the perspective of a constant consolidation scope, 870 people left the Group as a result of reorganization programs, while 892 staff have joined the Group following acquisitions and development operations. The total workforce has therefore remained stable, with 20,362 staff on the payroll at June 30, 2001 versus 20,340 at June 30, 2000.

>>    Stock option plans

At June 30, 2001, options remaining to be exercised were as follows:

------------------------------------------------------------------------
                                    PUBLICIS    SAATCHI &      TOTAL
                                                SAATCHI
------------------------------------------------------------------------

Outstanding options as at            826 600    1 595 773     2 422 373
12/31/2000

Exercised in the first half-year    (45 082)   (1 147 270)   (1 192 352)
2001
                                   -------------------------------------

OUTSTANDING OPTIONS AT  06/30/2001   781 518      448 503     1 230 021
------------------------------------------------------------------------


Taking into account the options exercised during the course of the first half of the year and the conversion of the Group's capital stock into euros, which led to an increase in the par value (from 2.5 FRF to 0.4 euro), the capital stock of Publicis Groupe S.A. increased from 52,679 thousand euros at December 31, 2000 to 55,765 thousand euros as at June 30, 2001, divided into 139,412,130 shares with a par value of 0.4 euro.

The breakdown of capital at June 30, 2001 in terms of shareholdings and voting rights is as follows:

--------------------------------------------------------------------
                          SHARES OWNED             VOTING RIGHTS
--------------------------------------------------------------------
Elisabeth Badinter  7 766 800        5.57%          15 533     8.89%
--------------------------------------------------------------------
Somarel            30 960 000       22.21%          61 920    35.47%
--------------------------------------------------------------------
Treasury stock      3 572 755        2.56%            -          -
--------------------------------------------------------------------
Public             97 112 574       69.66%          97 112    55.64%
--------------------------------------------------------------------
TOTAL             139 412 129      100.00%         174 566   100.00%
--------------------------------------------------------------------

VII - PUBLICIS GROUP SUMMARY OF OPERATIONS

There can be no doubt that 2001 will be remembered as a year in which the revamped Publicis Group took on a series of major challenges: the integration of Saatchi & Saatchi at the same time as that of Fallon, Frankel and Nelson, and assuring the transformation of Publicis from a single-network group into a multi-network group. From this perspective, we have achieved success. But one of this year's most serious challenges has been caused by lack of visibility over the state of the global economy and the sharp slowdown in advertising spending.

Publicis' revenues for the first-half of 2001 increased by 67%, which naturally reflects the integration of our acquisitions, but it also includes an organic growth component of around 5.5%. Given that indications we have received suggest an overall market growth rate of 1.4% (or less), this is clear evidence of our increased market share.

In such a lackluster global market, "new business" activity was ultimately satisfactory for the Group during the first half. The total net amount of new account gains came to almost 1,500 million euros, putting us in second place worldwide in the budget gains ranking compiled by the US bank Credit Suisse First Boston at July 31.

The most significant account wins for the period were: United Airlines, General Mills (substantial extension), VoiceStream, Siemens, ATA Airlines, Lens Express, Credito Italiano, Guinness Asia, Gulfstream, Vizzavi and Entertainment Film Distributors (media-buying), Korea Telecom during the first quarter and T-Mobile (Deutsche Telekom), Siebel, Ciba Vision, The Post Office UK, Microcell, Novartis Australia, Adidas Japan, i-STT and Polo Ralph Lauren (media) during the second quarter.

Publicis also pursued its acquisition strategy, concentrating mainly on SAMS (Specialized Agencies and Marketing Services), with:

o the acquisition of Triangle group in the United Kingdom, the premier independent direct marketing and sales promotion agency
o the acquisition of a controlling shareholding in Fisch.Meier.Direkt, the top-ranking direct marketing agency in Switzerland
o the merger in France of Global Event System and Publicis Dialog, reinforcing our offer in the field of "Total Relationship Management"
o the purchase of the Hispanic-community agency Sanchez & Levitan (as well as Siboney's offices in Dallas and Los Angeles), reinforcing
     Publicis' offer in the U.S. ethnic communication market
o    the acquisition of the reputable French design agency Carre Noir
o the acquisition of financial communication agencies in France (Ecocom) and in the U.S. (Fabianne Gershon & Associates and The Hudson Stone Group).


Finally, we have managed to reach a definitive agreement with the British group CCG (Cordiant Communications Group) with respect to media-buying. Since the acquisition of Saatchi & Saatchi, Publicis has owned 50% of Zenithmedia, with the remaining 50% being held by Cordiant. Under the terms of this agreement, Optimedia and Zenithmedia will be brought together within a new holding company in which Publicis will have a 75% interest, with the remaining 25% being owned by Cordiant. This will enable Publicis to become the third largest player in this high-growth market segment.

INCOME STATEMENT FOR THE FIRST HALF-YEAR 2001

Publicis' consolidated billings totaled 7.5 billion euros for the six months to June 30, 2001, versus 4.6 billion euros in 2000. At constant exchange rates and consolidation scope, the increase amounts to 6.3%, which includes the following growth rate components: 7.4% in Publicis' Communication segment, 2.5% in European Media Sales (Medias & Regies Europe) and 4.8% in the Saatchi & Saatchi network.

Revenues amounted to 1,148 million euros for the first half-year 2001 versus 687 million for the same period in 2000, representing a growth rate of 67%. At constant exchange rates and consolidation scope, a growth rate of 5.5 % was achieved.

Salaries and related expenses, which in the first half-year 2000 represented 55.9% of revenues, reached 59.2% at June 30, 2001. This evolution stems primarily from the integration of the companies acquired in 2000, which generally had a higher salaries expense/revenues ratio than the Group average.

However, other operating expenses decreased substantially from 26.5% of revenues to 25%. Amortization and depreciation totaled 41 million euros versus 22.6 million euros in 2000.
Operating income reached 149 million euros versus 105 million in 2000, an increase of 42%.

The effective tax rate was 30.7% in the first half-year versus 35.3% in 2000.

Group share of consolidated net income before goodwill amortization and exceptional items amounted to 88 million euros at June 30, 2001 versus 56 million euros in 2000, a 57% increase.

Goodwill amortization amounted to 20 million euros for the six months ended June 30, 2001 versus 13.3 million euros during the first half-year 2000. This significant increase is directly attributable to the external growth transactions performed in 2000, excluding Saatchi & Saatchi which was realized using the "pooling of interests" accounting method which does not result in goodwill.

It should be noted that Publicis' income statement for the first half-year 2001 contains a non-recurring (after tax) charge of 14 million euros, which includes exceptional redundancy costs (871 staff have left the group since January 1, 2001) in addition to non-recurring losses posted by subsidiaries operating in interactive communications. However, the income statement impact of the redundancy costs only represents a portion of the total redundancy costs incurred, since the balance had been already provided for in the opening balance sheets of the companies acquired in 2000 (Nelson, Frankel, Fallon and Saatchi & Saatchi). Conversely, non-recurring income of 14 million euros was recorded in the first half-year 2000 relating to the gain on disposal of one of Mediavision's U.S. subsidiaries.

Group share of consolidated net income before goodwill amortization and after exceptional items for the first half-year 2001 amounted to 74 million euros versus 70 million euros in the first half-year 2000, representing an increase of 5.7%. After taking into account goodwill amortization, the group share of net income amounts to 54 million euros, reflecting growth of 3.8% over the first half-year 2000.

Fully-diluted net earnings per share (before goodwill and exceptional items) amounted to 0.63 euro versus 0.59 euro for the first half-year 2000 (up 6.7%).

BORROWINGS AT JUNE 30, 2001

Publicis' net bank borrowings at June 30, 2001 amounted to 541 million euros versus 372 million euros at December 31, 2000. The majority of this increase is attributable to the acquisitions made during the period in addition to the financing requirements created by operating-cycle timing differences.

We should bear in mind that Publicis USA Holdings held a stake of approximately 9% in True North. The takeover bid launched by Interpublic Group for True North in the first quarter was successfully completed at the end of June, with 1 True North share being exchanged for 1.14 Interpublic shares. As a result of this transaction, Publicis now owns 5,310,120 Interpublic shares; however, the Group does not intend to retain this investment. For informational purposes, Publicis' total investment amounts to 128 million euros on the basis of a share price of $22 (share price as at October 15, 2001).

2001 FORECAST

We believe that we are in a position to generate an organic revenue growth rate of around 3.5% for the full-year ended December 31, 2001, a figure which obviously anticipates a pronounced slowdown in the second half of the year. However, the cost reductions and restructuring actions that we have undertaken in the first half should enable us to maintain our profitability objectives for 2001.

VIII - STATUTORY AUDITORS' REVIEW REPORT ON THE CONSOLIDATED INTERIM
       FINANCIAL STATEMENTS


In our capacity as statutory auditors and pursuant to article L232-7 of the French Company Law (Code de Commerce), we have performed the following procedures:

- a limited review of the accompanying summary of operations and the consolidated income statement as they appear in the consolidated interim financial statements of Publicis Groupe S.A., presented in euros, in accordance with accounting principles applicable in France, relating to the period from January 1, 2001 to June 30, 2001, as attached to this report;
- verification of the information provided in the Company's interim report.

The consolidated interim financial statements are the responsibility of the Management Board. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with French professional standards; these standards require that we plan and perform the review to obtain moderate assurance, lesser than that which would result from an audit, as to whether the consolidated interim financial statements are free from material misstatement. The review excluded certain audit procedures and was limited to performing analytical procedures and to obtaining information from Company management and other appropriate sources.

On the basis of our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements, prepared in accordance with French accounting principles, do not present fairly, in all material respects, the financial position of the Group and its operations for the period then ended.

We have also examined, in accordance with French professional standards, the information contained in the interim report on the consolidated interim financial statements that were the subject of our limited review.

We have nothing to report with respect to the fairness of such information and its consistency with the consolidated interim financial statements.

Paris, October 16, 2001


                                The statutory auditors

MAZARS & GUERARD                                    ERNST & YOUNG Audit
Jose Marette    Frederic Allilaire                  Bruno Perrin